                                                     Filed by Dean Foods Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and Deemed Filed Pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                             Subject Company: Dean Foods Company
                                                  Commission File No.: 001-08262

Suiza Foods Corporation and Dean Foods Company will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Suiza free of charge by requesting them in writing from Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attention: Investor Relations, or by telephone at (214) 303-3400. You may obtain documents filed with the SEC by Dean Foods free of charge by requesting them in writing from Dean Foods Company, 3600 North River Road, Franklin Park, Illinois 60131,
Attention: Corporate Secretary, or by telephone at (847) 678-1680.

Suiza and Dean Foods, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the merger. Information about the directors and executive officers of Suiza and their ownership of Suiza shares is set forth in the proxy statement for Suiza's 2000 annual meeting of shareholders. Information about the directors and executive officers of Dean Foods and their ownership of Dean Foods stock is set forth in the proxy statement for Dean Foods' 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

Safe Harbor Statement

Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ




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materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.

                                    * * * * *






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Dean Foods intends to utilize the following Questions & Answers sheet in connection with its communications with customers:

CUSTOMER Q&A
-------------------------------------------------------------------------------

Q:       HOW WILL THE DEAL AFFECT CUSTOMERS?
A: The merger will create a leading dairy processing company with a well known, committed and customer oriented management, and a proven track record of meeting customer needs and requirements.

         The combined company will be better positioned to provide local, regional and national customers with competitively priced products and full customer service at all levels.

         In particular, regional and national retailers will benefit from more efficient distribution, and will enjoy the benefits of choosing between local purchasing and one-stop shopping for all or a portion of their needs. Local retailers will continue to enjoy the same high quality service and competitive prices they have come to expect. Overall, customers, consumers, and the industry as a whole will benefit from the creation of a company that can more effectively utilize research, marketing, and packaging innovation to help increase demand of dairy and beverage products.

Q:       WILL SERVICE BE AFFECTED DURING THE MERGER PROCESS?
A: Service to Suiza and Dean Foods customers will be unaffected during the merger process. Following the completion of the merger, the new Dean Foods will be committed to the delivering the highest quality standard of customer service.

Q:       WHAT WILL THE NEW COMPANY BE CALLED?
A: The combined company will be called Dean Foods, which reflects the new company's commitment to maintaining our long history of local, community-based operations, while developing a national reach and providing our customers with the highest quality dairy and specialty foods.

Q:       WHO WILL MANAGE THE NEW COMPANY?
A: Gregg Engles, Chairman and CEO of Suiza will be CEO of the merged company, while Howard Dean, Chairman and CEO of Dean Foods, will serve as Chairman until his retirement. The Board of the new Dean Foods will have representation from both companies.

         Pete Schenkel will continue to serve as President of the Dairy Group, allowing us to maintain continuity in our operations to ensure a high level of dairy industry experience in our leadership team.

         Following the completion of the merger, we anticipate continuing to operate our 3 current Suiza Fluid Dairy Regions with our existing COOs, Rick Beaman, Rick




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         Fehr and Alan Bernon. We expect to operate the Dean Foods Dairy group as a separate region run by Eric Blanchard.

         Over time, we would expect to integrate our businesses and realign our regions based on distinct geographical areas, and may create additional regions to better service our local markets and customers. These decisions will be made only after careful thought and once we have had sufficient time to determine the best organizational structure for the new Dean Foods.

Q:       WHAT WILL HAPPEN WITH DEAN FOODS' NATIONAL REFRIGERATED PRODUCTS GROUP?
A: National Refrigerated Products is an important part of this transaction. At this time, the plan for integrating that businesses has not been determined.

Q:       WHAT WILL HAPPEN TO DEAN FOODS' SPECIALTY FOOD GROUP?
A: Dean Foods' Specialty Food Group will become a division of the new Dean Foods. The company is committed to the ongoing support of the division's strategic initiatives focused on integrating operations to create "one face" to the customer.

Q:       WILL DEAN FOODS CONTINUE TO SUPPLY PRIVATE LABEL FOOD PRODUCTS?
A: Dean Foods will continue to supply private label food products with consistent service, constant quality and without interruption.

Q:       WHERE WILL THE MERGED COMPANY BE BASED?
A:       The new company's headquarters will be based in Dallas, Texas.

Q:       HOW WILL THIS DEAL AFFECT COMPETITION?
A: The dairy industry is highly competitive, and there will continue to be vigorous local and regional competition following the completion of the merger.

Q:       WILL MILK PRICES INCREASE AS A RESULT OF THIS MERGER?
A: The market sets the price, not us and the dairy industry will remain highly competitive after this merger. We pride ourselves on being a low-cost producer and a low-cost provider and the merger will enable us to continue to be a low-cost provider.

Q: DOES THE MERGER MEAN A NEW CORPORATE IDENTITY FOR SUIZA'S LOCAL AND REGIONAL PROCESSING FACILITIES?
A: Our dairies will retain their established local identities, and customers will continue to buy dairy and specialty food products supplied by familiar local dairies and Morningstar, just as they do now.

Q: WHAT ABOUT SUIZA AND DEAN FOODS PRODUCTS - WILL PRODUCTS BE MARKETED UNDER DIFFERENT BRAND NAMES FOLLOWING THE MERGER?
A: Suiza and Dean Foods have a number of regional, national and partnership brands that will continue to be marketed under the same name.




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Q:       WILL THE DEAL REQUIRE THE DIVESTITURE OF ANY FACILITIES?
A: Suiza and Dean Foods have already agreed to divest six facilities to DFA to avoid potential regulatory concerns.

         These plants are: Coburg (South Carolina), Cream O' Weber (Utah), H. Meyer (Ohio) and Barber (Birmingham, Alabama) from Dean Foods, and Velda Miami (Florida) and Velda Winter Haven (Florida) from Suiza.

         The plants will be operated by a joint venture between DFA and an experienced dairy partnership with three experienced dairy processors - Tex Beshears, Tracy Noll and Alan Meyer.

         The facilities mentioned will be combined with other processing facilities to form another strong multi-regional competitor with operations ranging from the Midwest through the Southeast.

Q: DEAN'S ORGANIZATIONAL STRUCTURE IS VERY CENTRALIZED WHILE SUIZA'S IS MUCH MORE DECENTRALIZED. WHICH STRUCTURE WILL THE NEW COMPANY ADOPT?
A: Dean has recently taken action, particularly in its dairy group, to move towards decentralization in order to improve communications with employees and customers, and ensure accountability. Similarly, Suiza has in certain circumstances centralized activities or functions that can be managed more effectively at the corporate level. We expect, going forward, to draw on the best practices of both companies to ensure that the new company is structured so that we can best serve the needs of our customers, and our business.

Q:       WHAT IS THE CUSTOMER OVERLAP OF THE COMBINED ENTITY?
A: Suiza and Dean serve a number of common customers, but the vast majority of our customers are unique to one another.

Q:       HOW DO YOU PLAN TO RATIONALIZE PRODUCT OFFERINGS WHERE THERE IS
         OVERLAP?
A:       At this point we have not made plans to rationalize any product lines.

Q: WILL THE CURRENT DEAN FOODS DISTRIBUTION NETWORK CARRY ANY SUIZA PRODUCTS AND VICE VERSA?
A: Yes. We intend to utilize our distribution networks wherever it makes good sense for the new company to do so.

Q:       WHAT WILL BE YOUR APPROACH TO CATEGORY MANAGEMENT?
A: Dean Foods and Suiza have a commitment to maintaining strong category management practices as a means of growing our business. We expect this practice to not only continue, but build off of the best practices of both companies.




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Q:       IS THE NEXT LOGICAL STEP FOR THIS COMPANY TO BUY UP ALL REMAINING
         COMPETITION?
A: The combined company will continue to look for opportunities to grow and further develop its business.

Q:       DO YOU PLAN TO BUY THE CROWLEY AND/OR MARIGOLD FACILITIES?
A:       No

Q:       WHO WILL BE MY CONTACT AT THE COMBINED COMPANY GOING FORWARD?
A: We will continue to operate as before. If anything is to change after closing we will be in touch with you to ensure a seamless transition.

Q:       WHAT IS THE TIMING OF THIS MERGER?
A: We expect the merger will be completed in approximately 6 to 9 months, but could occur sooner.

Q:       HOW WILL THE COMPANY MANAGE CUSTOMER INTEREST?
A: We will continue, as in the past, to ensure our customers receive the highest level of service and quality of product.

Q:       WILL DFA STILL CONTINUE TO OWN A SHARE OF SUIZA?
A: No. However, they will continue to remain a supplier to the combined company.

Q:       WILL I BE CONTACTED BY THE DEPARTMENT OF JUSTICE?
A: You may get a call from the Antitrust Division of the Department of Justice, which is common in mergers of this size. We are cooperating fully with the DOJ investigation. DOJ often asks customers what they think of a deal. When they call they will probably ask who supplies your dairy product and what suppliers do you consider to be alternatives for your needs. They may also ask you a number of other questions. If you are willing, I would very much appreciate your letting us know that they called and what they asked about.








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Dean Foods intends to utilize the following Questions & Answers sheet in connection with its communications with employees:


QUESTIONS & ANSWERS

-------------------------------------------------------------------------------

EMPLOYEES

Q:       HOW WILL THIS MERGER BENEFIT DEAN FOODS EMPLOYEES?
A: We are joining two companies with complementary operations, products and geographic presence to create a leading processor, distributor and marketer of dairy and specialty food products. The company will have financial strength and management depth necessary to grow and compete effectively. In this new company, many of our employees will see expanded career opportunities and share in the benefits of the company's growth potential. Additionally, the new company is committed to reversing the decline in fluid milk consumption, which will benefit producers, processors and the entire industry.

Q:       WILL THERE BE ANY LAYOFFS AS A RESULT OF THE MERGER?
A: At the plant and operations level, we do not presently anticipate any significant changes because of this merger. However, there will be some job reductions at the corporate level after the integration of our companies.

Q:       WILL SEVERANCE PACKAGES BE OFFERED TO EMPLOYEES WHO ARE LAID OFF?
A: Any employees most likely to be affected by the merger will be provided with comprehensive severance packages.

Q:       WILL THERE BE ANY CHANGES IN MY COMPENSATION AS A RESULT OF THIS
         MERGER?
A: We do not anticipate any changes to employee compensation as a result of the merger.

Q:       WHAT ABOUT MY BENEFITS?
A: Suiza is committed to having a competitive and consistent benefits package for all employees of the combined company. Following the completion of the merger Dean Foods employees will be brought into the Suiza benefits plan, which will become the common plan for the new company.

Q:       WHAT HAPPENS TO MY DEAN FOODS STOCK FOLLOWING THE MERGER?
A: Once the merger is complete, Dean Foods shareholders will receive about 50% in cash and 50% in stock of the new Dean Foods.

Q:       WHAT WILL HAPPEN TO MY DEAN FOODS OPTIONS FOLLOWING THE MERGER?
A: All outstanding options will vest upon the change of control, and they will be converted into options to acquire the new Dean Foods stock at a fair value



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         conversion ratio. The new Dean Foods stock can be exercised on a cashless basis immediately after change of control.

Q:       WILL THE NEW COMPANY RECOGNIZE THE EXISTING COLLECTIVE BARGAINING
         AGREEMENTS?
A: Both Dean Foods and Suiza have maintained excellent relations with labor unions over a long period of time. Following the merger of our two companies, those operations with a collective bargaining agreement will continue to operate as normal.

MANAGEMENT AND ORGANIZATION

Q:       WHO WILL MANAGE THE NEW COMPANY?
A: Gregg Engles, Chairman and CEO of Suiza will be CEO of the merged company, while Howard Dean, Chairman and CEO of Dean Foods, will serve as Chairman until his retirement. The Board of the new Dean Foods will have representation from both companies. Howard Dean will also be an active member of the executive and management committees of the new Dean Foods.

Q:       WHAT WILL THE NEW COMPANY BE CALLED?
A: The combined company will be called Dean Foods. We chose the Dean Foods name to demonstrate the new company's commitment to maintaining our long history of providing high quality products and services through local, community-based operations. Additionally, the Dean Foods products that you have come to know and enjoy will continue to be available on a regional and national basis.

Q:       WHERE WILL THE MERGED COMPANY BE BASED?
A: The new company's corporate headquarters will eventually be based in Dallas.

Q:       WHAT WILL HAPPEN WITH DEAN FOODS' NATIONAL REFRIGERATED PRODUCTS GROUP?
A: The National Refrigerated Products business is an important part of this transaction. At this time, the plans for integrating this business have not been determined.

Q:       WHAT WILL HAPPEN TO DEAN FOODS' SPECIALTY FOOD GROUP?
A: Dean Foods's Specialty Food Group will become a division of the new Dean Foods. The company is committed to the ongoing support of the group's strategic initiatives focused on integrating operations to create "one face" to the customer.

Q:       HOW WILL OUR DAIRY GROUP BE OPERATED GOING FORWARD?
A: Following the completion of the merger, there will continue to be three Suiza regions under their existing COOs, Rick Beaman, Rick Fehr and Alan Bernon. We expect to operate the Dean Food Dairy group as a separate region run by Eric Blanchard.



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         Over time, we would expect to integrate our businesses and realign our regions based on distinct geographical areas, and we may create additional regions to better service our local markets and customers. These decisions will be made only after careful thought and once we have had sufficient time to determine the best organizational structure for the new Dean Foods.

Q: DOES THE MERGER MEAN A NEW CORPORATE IDENTITY FOR DEAN FOODS' LOCAL AND REGIONAL PROCESSING FACILITIES?
A: Our dairies will retain their established local identities and consumers will continue to buy their milk from stores supplied by familiar local and regional dairies, just as they do now.

Q: DEAN FOODS' ORGANIZATIONAL STRUCTURE IS FAIRLY CENTRALIZED WHILE SUIZA IS MUCH MORE DECENTRALIZED. WHICH STRUCTURE WILL THE NEW COMPANY ADOPT?
A: Dean Foods has recently taken action, particularly in our Dairy Group, to move toward decentralization in order to improve communications with employees and customers, and ensure accountability.

         Similarly, Suiza has in certain circumstances centralized activities or functions that can be managed more effectively at the corporate level. We expect, going forward, to draw on the best practices of both companies to create the best organizational structure.

         TRANSACTION

Q: WILL ALL FACILITIES BECOME PART OF THE NEW DEAN FOODS? WILL THE MERGER REQUIRE THE DIVESTITURE OF ANY FACILITIES?
A: Although there is little overlap between our operations and those of Suiza, we have agreed to divest four Dean Foods and two Suiza facilities to preempt any potential regulatory concerns. These facilities are: Coburg (South Carolina), Cream O'Weber (Utah), H. Meyer
         (Ohio) and Barber Milk Plant (Birmingham, Alabama) from Dean Foods and Velda Miami (Florida) and Velda Winterhaven (Florida) from Suiza.

         These six facilities and their employees are valuable members of the Dean Foods and Suiza families. However, we believe it will be necessary to sell these plants in order to preempt any potential regulatory concerns and secure approval of the merger in a timely manner. We currently expect to sell these plants to a newly-formed joint venture between DFA and three experienced dairy processors - Tex Beshears, Tracy Noll and Alan Meyer. We anticipate that the facilities mentioned will be combined with other processing facilities to form another strong multi-regional competitor with operations ranging from the Midwest through the Southeast.



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

Q: WHAT IF THE GOVERNMENT REQUIRES MORE FACILITIES TO BE DIVESTED BEFORE THE MERGER CAN BE APPROVED?
A: We believe our plan to divest these six facilities will resolve any regulatory issues and ensure that approval for this transaction is secured in a timely manner. As you know, we operate in a highly competitive industry. If further concerns are raised we expect to be able to resolve such concerns by demonstrating the highly competitive nature of all facets of our business and the products that we sell. Again, this transaction creates a company with the product mix, geographic reach, financial strength and management depth necessary to compete against larger, more diversified food and beverage companies. We will update you, as more information is available.

Q:       WHAT HAPPENS TO THE EMPLOYEES AT THE DIVESTED PLANTS?
A: Suiza and Dean Foods employees who work at those facilities will become part of National Dairy Holdings, L.P. following completion of the merger. National Dairy Holdings, L.P the name of a newly-formed joint venture between DFA, the nation's largest dairy farmer cooperative, and three experienced dairy processors - Tex Beshears, Tracy Noll and Alan Meyer. Once the merger is complete, we anticipate that all six plants will be combined with other dairy processing facilities in Texas and Louisiana operated by Milk Products, L.P. under the Borden brand name, and the single Valley Rich plant in Roanoke, Virginia. Together as National Dairy Products, L.P., these will create a strong multi-regional competitor with operations ranging from the Midwest to the Southeast.

Q:       WHERE WILL THE SYNERGIES FROM THE MERGER COME FROM?
A: A preliminary and conservative estimate is that the merger will enable the combined company to reduce costs by at least $66 million in the first full year of operation and at least $97 million in the third year of operation. These savings will be derived principally from reduced corporate overhead, more efficient purchasing, and selected plant and operating efficiencies. Based on their significant experience with acquisitions, the parties also expect cost savings from improved utilization of production and distribution assets but the magnitude of these savings has not yet been quantified. Product innovation, expanded retailer relationships, brand extensions, and the combined knowledge and expertise of the new company's employees all offer the potential for significant additional synergies going forward.

Q:       HOW LONG WILL THIS MERGER TAKE TO CLOSE?
A: The companies anticipate that the transaction will be completed in approximately six to nine months, subject to regulatory and shareholder approval.




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OTHER

Q:       HOW WILL OUR CUSTOMERS REACT TO THIS ANNOUNCEMENT?
A: We are confident that our customers will voice their support for the combination of Suiza and Dean Foods. Our customers will benefit from a wide variety of efficiencies to be gained as a result of the transaction.

         A preliminary and conservative estimate is that the merger will enable the combined company to reduce costs by at least $66 million in the first full year of operation and at least $97 million in the third year of operation. These savings will be derived principally from reduced corporate overhead, more efficient purchasing, and selected plant and operating efficiencies. Based on their significant experience with acquisitions, the parties also expect cost savings from improved utilization of production and distribution assets but the magnitude of these savings has not yet been quantified. Product innovation, expanded retailer relationships, brand extensions, and the combined knowledge and expertise of the new company's employees all offer the potential for significant additional synergies going forward.

Q:       HOW WILL THE DAIRY FARMERS REACT?
A: We believe this deal is very positive news for the dairy and milk industry, including dairy farmers. The new company will have the resources to increase investment in innovation and marketing, and it will be committed to stimulating demand for dairy products. The resulting increase in demand for raw milk will directly benefit dairy producers and also benefit the rest of the industry.

Q:       HOW WILL THE MARKET REACT TO THE DEAL?
A: We anticipate that the financial market will view the merger in a favorable light. The combination of our companies will create a new company that can drive shareholder value and compete more effectively against larger, diversified food and beverage companies.

Q:       IS THERE ANYTHING THAT I CAN DO TO HELP WITH THIS MERGER?
A: You can make a major contribution to the success of this merger by focusing on the smooth running of our day-to-day operations and the care of our valued customers, suppliers and industry partners.

Q: WILL WE BE ADVISED OF WHAT IS TAKING PLACE FROM NOW UNTIL THE MERGER IS COMPLETE?
A: Yes. All of us will be provided with regular updates during the merger process through emails, postings and other communications.

Q: IF I RECEIVE A CALL FROM A LOCAL REPORTER, FINANCIAL ANALYST, OR SOMEONE ELSE REGARDING THIS MERGER, WHO SHOULD I TELL THEM TO CONTACT?
A: Given the complexity of this merger and the sensitivities of the regulatory review process, we ask that you promptly refer all questions about the merger to Barbara Klein at (847) 233-5263. This way we can ensure that all information that is provided to outside parties is accurate, consistent and current.



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

Q:       WHAT HAPPENS IF THIS MERGER FALLS THROUGH?
A: We expect this merger will be completed. If, for some reason it is not, both companies will continue operations as they were prior to the announcement.















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